Registration Statement No. 333-130051 Filed Pursuant to Rule 433

Structured Investments Solution Series

Volume III:

Reverse Exchangeables

Earn Higher Yields with Contingent Principal Protection

REVERSE EXCHANGEABLES

Introduction

FOCUSING ON YOUR FINANCIAL GOALS can be challenging during periods of extreme market volatility. While your brain may tell you that staying the course is the smartest strategy, your stomach may lead you to make impulsive investment decisions. For many investors, finding the optimal balance between risk and reward and having the fortitude to maintain that balance over the long haul-is no easy task.

In recent years, new Structured Investments have been introduced in the U.S. to help investors meet their objectives. Generally, Structured Investments can help you achieve three primary objectives: investment returns with little or no principal at risk, higher returns in a range-bound market with or without principal protection, as well as alternatives for generating higher yields in a low-return environment. They also provide you with an opportunity to access asset classes, such as commodities and foreign currencies, which in the past were primarily available to institutional investors.

You can use Structured Investments to achieve greater diversification, to gain or hedge exposure to certain asset classes, or to align your portfolio with a particular market or economic view. They provide asymmetrical returns, meaning that returns will be higher or lower than those derived from a direct investment in a particular asset. Structured Investments usually combine a debt security with an underlying asset, such as an equity, a basket of equities, a domestic or international index, a commodity, or some type of hybrid security.

These investments have long been popular in Europe and Asia and over the past several years,they have started to gain acceptance among U.S. investors.
According to the Structured Products Association, nearly $114 billion in new products were issued in 2007,up from $64 billion in 2006 and $48 billion in
2005(1).

This report examines the role that Reverse Exchangeables can play in your portfolio, especially during periods when expectations for capital appreciation are range-bound. The report also discusses how Reverse Exchangeables can help you earn a higher yield with contingent principal protection.

1. www.structuredproducts.org

The discussion contained in the following pages is for educational and illustrative purposes only. The preliminary and final terms of any securities
oQered by JPMorgan Chase & Co. will be diQerent from those set forth in general terms in this report and any such final terms will depend on, among other things, market conditions on the applicable launch and pricing dates for such securities. Any information relating to performances contained in these materials is illustrative and no assurance is given that any indicated returns, performance, or results, whether historical or hypothetical, will be achieved.
The information in this report is subject to change, and J.P.Morgan undertakes no duty to update these materials or to supply corrections. This material shall be amended, superseded, and replaced in its entirety by a subsequent preliminary or final term sheet and/or pricing supplement, and the documents referred to therein, which will be filed with the Securities and Exchange
Commission, or SEC. In the event of any inconsistency between the materials presented in the following pages and any such preliminary or final term sheet or pricing supplement, such preliminary or final term sheet or pricing supplement shall govern.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its aPliates do not
provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any appendix) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaPliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

2                                                                    Autumn 2008

Augmenting Returns in a Low-Return Environment

In three out of the four years  between  2003 and 2006,  stocks,  as measured by the total  return of the S&P 500(R) Index,  logged  double-  digit  gains.
During such periods of relative economic strength, investing in stocks can be particularly rewarding. But what happens when the outlook for the economy and stocks in particular, becomes less certain? That's when stocks often move in a sideways direction, with no meaningful moves to the upside or to the downside.
Under these conditions, investors have been limited to middling returns from their stock portfolios. Similarly, it's not uncommon for fixed-income investments to experience periods when returns are flat or in the low single digits.

If you believe  that  returns  for stocks or bonds are likely to be  range-bound over  the  short  term,  a  Reverse  Exchangeable  can help  you  implement,  or
"monetize,"  this view.  Reverse  Exchangeables  enable you to earn  potentially
higher  yields  in  a  low-return   environment,   while  providing   contingent
principalprotection.

Anatomy of a Reverse Exchangeable

A  Reverse  Exchangeable  is a hybrid  security  that  pays a fixed  coupon  and provides  contingent  protection  for your  investment  principal.  The specific
terms  and  conditions  of  every  Reverse   Exchangeable  vary,  but  they  are
typically  linked to the  performance of a particular  stock, a basket of stocks or a stock market  index.  They are issued as  registered  notes,  mature within one year or less,  and trade in $1,000  increments.  The  coupon  from a Reverse
Exchangeable is taxed partially as interest on deposit and as put premium.

The primary appeal of a Reverse Exchangeable is its high coupon, which typically ranges between 10% and 20%. Under most conditions, this yield is higher than what you might attain from a traditional bond or money market investment. Unlike a direct investment in a stock or bond, however, your upside potential on a Reverse Exchangeable is limited to the coupon amount. If the underlying asset appreciates in value during the term of the note, you do not participate in those gains. Therefore, Reverse Exchangeables may be appropriate if you believe that the return on the underlying security will be lower than the coupon rate you can earn over the short term (one year or less).

The coupon on a Reverse Exchangeable is determined by the volatility of the underlying stock or basket of stocks, as well as the amount of contingent protection incorporated. The dividend yield of the underlying stock will also factor into the coupon rate-the higher the dividend, the higher the coupon rate. Once determined, the coupon rate remains fixed regardless of how the underlying asset performs. The frequency of interest payments varies and may occur periodically throughout the term of the note or may pay in full at maturity. In all cases, the frequency of interest payments is determined and disclosed at inception.

In addition to providing high coupon rates, Reverse Exchangeables feature a
"contingent buQer." This contingent buQer, which typically ranges between 20%
and 30%, protects your principal in the event of a moderate decrease in the value of the underlying security.

This buQer disappears or gets "knocked out" if the security closes below the
buQer level at any time during the life of the note. If that occurs, and the stock does not close above its initial level on the final observation date, you may receive physical settlement at maturity, that is, actual shares of the underlying security (assuming the underlying asset is a single

Reverse Exchangeables                                                         3

stock) or the cash value of the actual shares. Reverse Exchangeables linked to a commodity or index offer cash settlement under these circumstances. You should be comfortable with the prospect of holding shares of the underlying asset before investing in a Reverse Exchangeable.

Reverse Exchangeable Performance under Different Market Conditions

To understand how a Reverse Exchangeable might perform under varying market conditions, consider the following hypothetical example. David invests $1,000 in a Reverse Exchangeable linked to ABC stock. The Reverse Exchangeable pays a coupon rate of 20% and features a 20% contingent buffer. ABC stock is trading at $10 a share.

There are several possible outcomes that can occur when a Reverse Exchangeable matures (see figure 1). If the underlying stock never falls below the level of its contingent buffer ($8), you receive 100% of your principal back, along with any accrued interest due. For example, if the lowest closing price of ABC stock was $9.50, you would receive your entire principal back ($1,000), along with 20% interest ($200). Because the stock never breached the 20% contingent buffer by falling below $8 a share, your principal remained protected. The outcome would be the same if ABC stock breached the buffer, falling below $8, but then closed above the initial level of $10 a share on the final observation date.

Now consider what would have happened if ABC stock had fallen below $8 and remained there on the final observation date (see figure 2). In this case, you would receive physical delivery of 100 shares of ABC stock at maturity or its equivalent in cash, along with any accrued interest. The number of shares you receive is determined by dividing the stock price at inception by the initial investment. For example, if ABC stock was trading at $10 at inception and you invested $1,000, you would receive 100 shares at maturity. If the Reverse Exchangeable settled in cash, the cash payment would reflect the decrease in the price of the underlying asset on the final observation date. While the overall value of ABC stock fell, the

Figure 1: Return: Reverse Exchangable on ABC stock at $10. Features 20% coupon and 20% contingent buffer.



120%
110%
100%
90%
80%
Underlying
Receive principal and interest at maturity

Source: J.P. Morgan

4

Autumn 2008

high coupon rate that you received helped to oQset the decline in the value of your stock.

Due to its coupon rate and contingent buQer,a Reverse Exchangeable will always outperform its underlying asset in a declining market. However, the maximum return is the coupon rate. Therefore, you must be willing to forgo any appreciation in the value of the underlying security in exchange for the coupon rate. If you have a neutral to moderatelybullish short-term outlook, are seeking a coupon rate that is higher than current yields, and are comfortable taking on some downside risk, you may want to consider a Reverse Exchangeable.

IN BRIEF

What benefits do they provide?

Reverse Exchangeables provide attractive coupon rates and contingent principal protection. They will always outperform the underlying security in a bear market, due to the coupon rates they pay. They typically mature in one year or less.

What's the downside?

If the underlying asset appreciates in value, you do not participate in those gains. The notes provide only contingent principal protection and that protection disappears or

"knocks-out" if the underlying security closes below the predetermined contingent buQer level. You may receive physical shares at maturity or equivalent cash value.

Reverse Exchangeables may be right for you if you:

o  Have a range-bound view of the markets.

o  Are an income-oriented investor.

o  Are comfortable taking on some downside risk.

Are Reverse Exchangeables Right for You?

Structured   Investments,   including   Reverse   Exchangeables,   can   provide
innovative ways to help you meet your investment  goals. To determine  whether a
Reverse  Exchangeable  is appropriate  for you,  review the following  questions with your advisor:

o  What is my investment time horizon?

o  Do I have a bullish, bearish, or neutral market outlook?

o  Am I willing to risk losing a portion of my principal?

o  Am I seeking higher coupon rates in a flat to moderately bullish market?

The answers to these questions should help you determine whether Reverse
Exchangeables belong in your portfolio. At a minimum, taking the time to gain a better understanding of your financial goals and risk tolerance will be its own reward.

Certain Risk Considerations

Reverse Exchangeables

An investment in a Reverse Exchangeable may result in a loss. The notes do not guarantee any return of principal. Under certain circumstances, you will receive at maturity a predetermined number of shares of the applicable underlying stock.
The market value of those shares will most likely be less than the principal amount invested and may be zero.

Your return on a Reverse Exchangeable is limited to the principal amount plus accrued interest. For each $1,000 principal amount note, your maximum return at maturity is $1,000 plus any accrued and unpaid interest, regardless of any appreciation in the value of the applicable underlying stock, which may be significant. Accordingly, the return on a Reverse Exchangeable may be significantly less than the return on a direct investment in the applicable underlying stock.

Your contingent bu er may terminate on any day during the term of the Reverse
Exchangeable. If on any day during the term of the notes the closing price of the underlying stock declines below the contingent buQer, you will at maturity be fully exposed to any depreciation in that reference stock. You will be subject to this potential loss of principal unless at maturity the price of the applicable underlying stock subsequently recovers to an amount in excess of its initial level on the pricing date.

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Experience the J.P. Morgan Advantage

J.P. Morgan Structured Investments are designed to complement your overall investment strategy. New solutions are under constant development to provide you with additional opportunities to enhance your portfolios. Experience the unique benefits of J.P. Morgan's Structured Investments, including:

o  Innovative Structured Investments that span all of the major asset classes.

o  One of the lower investment minimums in the industry.

o  Direct access to Structured Investment specialists who can guide you and your advisor.

o  A commitment to education demonstrated through teach-ins, conference calls, and educational materials.

Reverse Exchangeables                                                         7

The  information  contained in this document is for  discussion  purposes  only.
The final  terms of any  securities  oQered by J.P.  Morgan  Chase & Co.  may be
diQerent  from the terms set forth  herein and any such final  terms will depend on, among other things,  market  conditions on the  applicable  pricing date for such  securities.  Any  information  relating to performance  contained in these materials  is  illustrative  and  no  assurance  is  given  that  any  indicated
returns,  performance,  or results, whether historical or hypothetical,  will be achieved.  These  terms are subject to change,  and J.P.  Morgan  undertakes  no duty to update this  information.  This document  shall be amended,  superseded, and  replaced in its entirety by a  subsequent  preliminary  or final term sheet and/or pricing  supplement,  and the documents  referred to therein,  which will be filed with the  Securities and Exchange  Commission,  or SEC. In the event of any  inconsistency  between  the  information  presented  herein  and  any  such preliminary  or final term  sheet or pricing  supplement,  such  preliminary  or final term sheet or pricing supplement shall govern.

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provide tax advice.  Accordingly,  any discussion of U.S. tax matters  contained herein  (including any  attachments)  is not intended or written to be used, and cannot be used, in connection  with the promotion,  marketing or  recommendation by anyone  unaffiliated  with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment  suitability must be determined  individually for each investor,  and the  financial  instruments  described  herein  may  not  be  suitable  for  all
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as  early  unwinds  could  result  in  lower  than  anticipated  returns.   This
information  is not  intended  to  provide  and  should  not be  relied  upon as
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